Mail Stop 3561

June 2, 2009

Via Fax & U.S. Mail

Mr. Robert M. Vincent
Chief Financial Officer
500 International Parkway, Suite 100
Heathrow, Florida 32746

      Re: **Ruth's Hospitality Group, Inc.**
              Form 10-K for the year ended December 28, 2008
              Filed March 13, 2009
              File No. 000-51485

Dear Mr. Vincent:

We have reviewed your response letter dated May 18, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 28, 2008

Note 10. Acquisitions, page F-19

1. We note your disclosure that you used the relief-from-royalty method to estimate the fair value of the Mitchell's trademarks. Please provide us with additional details regarding the assumptions used in your impairment analysis performed on December 28, 2008, such as the amounts of the revenue growth rate, market royalty rate and discount rate. Also, as part of your response, please explain in further detail the basis or rational for selecting the various assumptions used in preparing your impairment analysis, and where applicable, explain how any assumptions used have compared with results experienced since you completed the Mitchells acquisition.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(407) 333-7442